CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

 TSX Venture Exchange Symbol: CMA

October 28, 2009

U.S. 20-F Registration:  000-29870

OTC BB:  CRMXF

 Frankfurt Stock Exchange:  DFL

CREAM MINERALS LTD. OPTIONS

BLUEBERRY GOLD PROPERTY, MANITOBA

Vancouver, BC – October 28, 2009 - Cream Minerals Ltd. (TSXV - CMA) ("Cream" or the "Company") is pleased to announce that it has optioned the Blueberry Lake property from W.S. Ferreira Ltd. The Blueberry Lake property is located approximately 20 km north-east of Flin Flon, Manitoba.

William S. Ferreira, P.Eng., Geol., reports that numerous gold occurrences have been located within a large, approximately 250 metre by 400 metre outcrop hosting quartz stockwork within rhyolite and basalt intruded by gabbro.

Prospecting Sampling by Mr. Ferreira has yielded the following values:

2005 Prospecting Samples Taken from Large Outcrop
Sample	Au (gm/mt)	Width
7903	11.13	Grab
7912	5.69	Grab
7914	2.51	Grab
7928	43.28	0.2m
7932	2.74	0.3m
7943	5.84	Grab
7947	5.33	Grab
7955	11.89	0.5m
7956	25.55	0.5m
7959	4.05	0.3m

The Blueberry Lake project is contained within Manitoba’s prolific Flin Flon-Snow Lake Volcanogenic Massive Sulphide Belt. The Blueberry Lake property resides close to the eastern edge of the Manitoba portion of the Flin Flon volcanic belt within a segment of volcanic rocks that stretches from the Manitoba – Saskatchewan border to the Athapapuskow Lake and North East to Naosap Lake. It is this section of the greenstone belt that contains many of the massive sulphide deposits discovered to date within the Flin Flon – Snow Lake Belt, including the Flin Flon and Trout Lake deposits of Bud Bay Minerals Inc.

The Blueberry Lake property can be accessed year round by a logging road which passes through the property providing easy access. At the current gold price of approximately $US1,036.00 per ounce or $US36.00 per gram combined with an easily accessible location, this property appears very attractive for acquisition and early stage exploration.  The agreement provides for a payment of $CDN100,000.00 and 400,000 shares in equal amounts over five years with a down payment of $10,000.00 on Regulatory Approval.

Subject to financing and availability of personnel, initial exploration work on the property consisting is proposed to commence as soon as possible.

For further information, please contact:

Frank A. Lang, BA, MA, P.Eng.

Chairman of the Board

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture

Exchange) accepts responsibility for the adequacy or accuracy of this release.”

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.